UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2026

David Leavitt
President
HPS Net Lease Income REIT
8027 Forsyth Boulevard
St. Louis, MO 63105

Re: HPS Net Lease Income REIT
Amended Registration Statement on Form 10-12G
Filed March 20, 2026
File No. 000-56823

Dear David Leavitt:

We have reviewed your amended filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amended Registration Statement on Form 10

Advisory Agreement, page 24

1. We note your revisions in response to prior comment 1; however, you continue to state that the description of the Advisory Agreement set forth below is qualified in its entirety by reference to the Advisory Agreement. Please remove any implication that you have not disclosed all material provisions of your agreements as previously requested. Also, revise the disclosure regarding your other material agreements to remove similar qualification language.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi James Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Nathan Briggs, Esq.